Exhibit 21.1

Subsidiaries of the Registrant
As of December 31, 2020

Name of Subsidiary	Jurisdiction of Incorporation

WVLT-TV, Inc.	Georgia
Gray Media Group, Inc.	Delaware
Gray Television Licensee, LLC	Delaware
Pearl Railroad Assembly Yard, LLC	Delaware
Raycom Sports Network, Inc.	North Carolina
Tupelo Honey Raycom, LLC	Delaware